Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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31 October 2011
ASX ANNOUNCEMENT

Mission Increases Jatropha Oil Supply by 4.7 million Barrels Completing the 2011 Planting Season

Mission NewEnergy Limited (NASDAQ:MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, is pleased to announce that it has materially completed its 2011 Jatropha tree planting season, adding 40,264 new acres and 14,331 new Jatropha contract farmers. The Company has reported strong progress on the expansion of its acreage profile and now has a total of 234,587 acres under contract representing a total of over 164 million trees.

Over the lifespan of each acre, Mission anticipates receiving 115 barrels of Jatropha oil. By adding acreage, Mission increases its crude Jatropha oil supply (a comparable concept to crude oil well reserve). As our acreage matures, Mission's harvest yields expand (an comparable concept to crude oil well flow rate).

Increasing Jatropha oil supply is a key driver to Mission's future growth. Mission's existing established acreage is expected to provide supply of 26.9 million barrels of oil with a market value today of over US$3 billion.

Jatropha oil is a novel, high-quality non-food feedstock that Mission can turn into biodiesel, which can compete with crude oil above US$52 per barrel.

"We are delighted to be steadily growing our acreage and we see no impediment to future expansion. Our contract farming business model coupled with advanced management technology, allows us to effectively plant on otherwise unusable land, giving Mission access to land at no capital cost" said Nathan Mahalingam, Group CEO of Mission NewEnergy. "We expect significant year on year Jatropha oil yield growth into the foreseeable future, from the combination of continual acreage expansion and Mission's already maturing acreage profile. We look forward to reporting our 2011 harvest yields in the coming months."

Mission continues to deliver minor quantities of saplings to contract farmers in areas experiencing sufficient rainfall, however it is not anticipated that this will be a material number of new acres.

Mission has, on a trial basis, planted high yielding varieties from third parties this planting season. It is expected that these higher yielding Jatropha varieties will also significantly reduce the maturation cycle. Mission will monitor the relative progress of all varieties planted and roll out the best performing varieties in future planting seasons.

- Announcement Ends -

About Jatropha

Jatropha Curcas is a tree that grows on arid, marginal lands, which produces an inedible seed containing oil. The Jatropha oil is an ideal biofuels feedstock. The Jatropha tree begins to yield seeds from the third year and provides an annual supply of oil for thirty years. Each acre planted is expected to provide 115 barrels of Jatropha oil over its 30 year productive life.

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world's largest Jatropha plantation companies. At full capacity we can produce 105 million gallons of biodiesel and have over 234,587 acres of plantation representing a sustainable non-edible oil supply of an estimated 27 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value, Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations:
Stern Investor Relations, Inc.
Julia Avery
+1 (212) 362-1200
julia@sternir.com

Media Contact:
SMA Global
Jason Drennan
+1 (310) 432-6357
Jason.drennan@smaglobal.com

Company Contact:
James Garton
President Mission NewEnergy USA
Phone: + 1 (210) 841-5741
james@missionnewenergy.com